UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)

eLong, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

290138205
(CUSIP Number)

TCH Sapphire Limited c/o Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290138205	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TCH Sapphire Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,031,500*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,031,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%**
14	TYPE OF REPORTING PERSON OO

* Represents 6,031,500 ordinary shares, par value $0.01 (“Ordinary Shares”) held by the reporting person.

** Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 38,301,458 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares, par value US$0.01 per share (“High-Vote Ordinary Shares”), as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,031,500*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,031,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%**
14	TYPE OF REPORTING PERSON HC

* Represents 6,031,500 Ordinary Shares held by TCH Sapphire Limited.  TCH Sapphire Limited is a wholly owned subsidiary of the reporting person.

** Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 38,301,458 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares, as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,031,500*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,031,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,031,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%**
14	TYPE OF REPORTING PERSON CO

* Represents 6,031,500 Ordinary Shares held by TCH Sapphire Limited.  TCH Sapphire Limited is a wholly owned subsidiary of Tencent Holdings Limited.  The reporting person is a wholly owned subsidiary of Tencent Holdings Limited.

** Pursuant to Rule 13d-3(d)(1)(i), all percentages of ownership herein are calculated based upon 38,301,458 Ordinary Shares and 33,589,204 High-Vote Ordinary Shares, as reported in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 13, 2015.

CUSIP No. 290138205	SCHEDULE 13D	Page 5 of 8

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2011 (as amended by Amendment No. 1 filed with the SEC on August 4, 2015 and Amendment No. 2 filed with the SEC on September 22, 2015, the “Original Statement” and, together with this Amendment No. 3, the “Statement”).  Unless specifically amended hereby, the disclosures set forth in the Original Statement shall remain unchanged.  All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Statement.

Item 2.  Identity and Background

Item 2 (including Appendix A attached thereto) is hereby amended and restated as follows:

“This Statement is being filed jointly by:

(i)	TCH Sapphire Limited, a British Virgin Islands company (“TCH”);

(ii)	Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(iii)	Tencent Asset Management Limited, a British Virgin Islands company (“TAML”).

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The principal address of TCH is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.  The principal address of TAML is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

TCH is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.  TAML is a wholly owned subsidiary of Tencent and is principally engaged in the business of managing assets of Tencent.  Tencent is an Internet service portal in China providing value-added Internet, mobile and telecom services and online advertising and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A is information concerning each executive officer and director of TCH, Tencent and TAML which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding at the end thereof, the following:

“The information set forth in Item 4 of this Statement is incorporated by reference in this Item 3.”

Item 4.  Purpose of Transaction

Item 4 is hereby amended by adding at the end thereof the following paragraphs:

“The information set forth in Items 3 and 6 of this Statement is incorporated by reference in this Item 4.

On February 4, 2016, the Issuer announced in a press release that it had entered into an agreement and plan of merger, dated February 4, 2016 (the “Merger Agreement”), by and among the Issuer, China E-dragon Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and China E-dragon Mergersub

CUSIP No. 290138205	SCHEDULE 13D	Page 6 of 8

Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).  Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent.  Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$9.00 per Ordinary Share or US$18.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) Shares (including Shares represented by ADSs) (the “Rollover Shares”) held by Rollover Shareholders (as defined below), (ii) Ordinary Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) and any Ordinary Shares (including Ordinary Shares represented by ADSs) reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company share awards, and (iii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the merger for the right to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.  The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2, and is incorporated herein in its entirety.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Parent.  In addition, if the Merger is consummated, the ADSs will be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the TCH, C-Travel International Limited, Luxuriant Holdings Limited and Ocean Imagination L.P. (collectively, the “Rollover Shareholders”), Seagull Limited, Oasis Limited and Zhou Rong (周荣) (together with the Rollover Shareholders, the “Consortium”).

The Consortium anticipates that approximately US$162,000,000 is expected to be expended to complete the Merger.  This amount includes (a) the estimated funds required by Parent to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Company other than the Rollover Shareholders at a purchase price of US$9.00 per Ordinary Share or US$18.00 per ADS, and (ii) settle outstanding options and restricted share units in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).  As described in more detail below, TCH expects to use funds from TAML, an affiliate of TCH and wholly owned subsidiary of Tencent, to pay TCH’s portion of the total purchase price.

The Transactions will be funded through the cash contributions contemplated by the equity commitment letters, dated as of February 4, 2016 (the “Equity Commitment Letters”), by and between Parent and each of TAML, Ocean Imagination L.P., Seagull Limited, Jiang Hao, the sole shareholder of Oasis Limited, and Zhou Rong (周荣) (collectively, the “Sponsors”).

Under the terms and subject to the conditions of the Equity Commitment Letter by TAML (the “TCH Equity Commitment Letter”), TAML will provide, or cause its affiliate to provide, equity financing to Parent in an aggregate amount of US$80,000,000.  The information disclosed in this paragraph is qualified in its entirety by reference to the TCH Equity Commitment Letter, a copy of which is filed as Exhibit 3, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement dated as of February 4, 2016 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that (a) the Rollover Shareholders will vote all Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration and (c) the Rollover Shareholders, in consideration for the cancellation of the Rollover Shares, will subscribe for newly issued shares in Parent.  The information in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 4, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each member of the Consortium entered into an interim investors agreement (the “Interim Investors Agreement”) with Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions.  The information disclosed in this paragraph is qualified in its entirety by reference to the Interim Investors Agreement, a copy of which is filed as Exhibit 5, and which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, TAML executed and delivered a limited guarantee (the “Limited Guarantee”), on behalf of TCH, in favor of the Issuer with respect to a portion of the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.  The information disclosed in this paragraph is qualified in its entirety by reference to the Limited Guarantee, a copy of which is filed as Exhibit 6, and which is incorporated herein by reference in its entirety.”

CUSIP No. 290138205	SCHEDULE 13D	Page 7 of 8

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding at the end thereof the following paragraph:

“The Reporting Persons and certain of their affiliates may be deemed to be members of a “group” with the other parties (collectively, the “Other Parties”) to the Support Agreement and the Interim Investors Agreement pursuant to Section 13(d) of the Act as a result of entering into the Support Agreement and the Interim Investors Agreement.  However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Other Parties.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares that are beneficially owned by any of the Other Parties.  The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13Ds filed by any of the Other Parties.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

“The information set forth in Items 3 and 4 of this Statement are incorporated by reference in this Item 6.

On February 4, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer to the extent required by applicable law.  A copy of this Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1	Joint Filing Agreement dated as of February 4, 2016, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

2
Merger Agreement, by and among eLong, Inc. China E-dragon Holdings Limited and China E-dragon Mergersub Limited, dated as of February 4, 2016 (incorporated by reference to Exhibit 99.2 to eLong, Inc.’s Report of Foreign Private Issuer filed on Form 6-K on February 4, 2016).

3	Equity Commitment Letter by Tencent Asset Management Limited in favor of eLong, Inc., dated as of February 4, 2016.

4
Support Agreement by and among China E-dragon Holdings Limited, TCH Sapphire Limited, C-Travel International Limited, Ocean Imagination L.P. and Luxuriant Holdings Limited, dated as of February 4, 2016.

5
Interim Investors Agreement by and among China E-dragon Holdings Limited, China E-dragon Mergersub Limited, TCH Sapphire Limited, C-Travel International Limited, Seagull Limited, Luxuriant Holdings Limited, Ocean Imagination L.P., Oasis Limited and Zhou Rong (周荣), dated as of February 4, 2016.

6	Limited Guarantee, by Tencent Asset Management Limited in favor of eLong, Inc., dated February 4, 2016.

CUSIP No. 290138205	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2016

TCH SAPPHIRE LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Chairman of the Board

TENCENT ASSET MANAGEMENT LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS
The business address of each of the following individuals is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.
TCH
The directors for TCH Sapphire Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Charles St Leger Searle	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
TCH Sapphire Limited does not have any executive officers
Tencent
The directors for Tencent Holdings Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Executive Director, Chairman of the Board and Chief Executive Officer of Tencent Holdings Limited	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Lau Chi Ping Martin	Executive Director and President of Tencent Holdings Limited	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Charles St Leger Searle	Non-executive Director of Tencent Holdings Limited, Chief Executive Officer of Naspers Internet Listed Assets	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Jacobus Petrus (Koos) Bekker	Non-executive Director of Tencent Holdings Limited, Non-executive Chairman of Naspers	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Li Dong Sheng
Independent Non-executive Director of Tencent Holdings Limited, Chairman and Chief Executive Officer of TCL Corporation, Chairman of TCL Multimedia Technology Holdings Limited, Chairman of TCL Communication Technology Holdings Limited

		c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Iain Ferguson Bruce	Independent Non-executive Director of Tencent Holdings Limited	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-executive Director of Tencent Holdings Limited, Chief Executive Officer of Saudi Integrated Telecom Company, Director of Franco Development Ltd	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

A-1

The executive officers for Tencent Holdings Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Executive Director, Chairman of the Board, Chief Executive Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Lau Chi Ping Martin	Executive Director, President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)
David A.M. Wallerstein	Chief eXploration Officer, Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United States of America
Xu Chenye	Chief Information Officer	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Ren Yuxin	Chief Operating Officer, President of Interactive Entertainment Group and Mobile Internet Group	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer, Senior Executive Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	United Kingdom of Great Britain and Northern Ireland
John Shek Hon Lo	Chief Financial Officer, Senior Vice President	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China (Hong Kong SAR)

TAML

The directors for Tencent Asset Management Limited are as follows:
Name	Present Principal Employment	Business Address	Citizenship
Ma Huateng	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	People’s Republic of China
Charles St Leger Searle	Director	c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong	Republic of South Africa
Tencent Asset Management Limited does not have any executive officers

A-2